

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 30, 2016

Hamza Suria
Chief Executive Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

> **Re:** **AnaptysBio, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 15, 2016**
> **File No. 333-206849**

Dear Mr. Suria:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary

Our Product Candidates, page 1

1.   We refer to your revised pipeline tables here and on page 78. Your tables suggest that you have completed each of the trials that you are currently conducting; however, your disclosures indicate that your preclinical or clinical trials remain ongoing. For example, and without limitation, your tables suggest that you have completed Phase 1 trials of ANB020 for three indications but your disclosures in the paragraphs immediately below each table indicate that your Phase 1 trials remain ongoing. Accordingly, please revise your tables to clarify the current development status for each product candidate and indication, or advise. In addition, revise the tables to include a column illustrating your need to conduct Phase 3 trials prior to commercialization.

You may contact Tabatha McCullom at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Matthew S. Rossiter, Esq.
        Fenwick & West LLP